NSAR ITEM 77C


Van Kampen American Capital Reserve Fund


(a)  A Special Meeting of Shareholders was held on October 25, 1996.


(b) The election of Trustees of Van Kampen American Capital Reserve Fund (the "Fund") included:

     None


(c)  The following were voted on at the meeting:

     1) Approval of New Investment Advisory Agreement in the event of a change of control of the Adviser.

                 For  248,643,827             Against    7,488,833


     2) Approval of changes to Fundamental Investment Policies with respect to investments in other investment companies.

                 For  234,348,661             Against    9,471,740


     4) For each AC Fund, to Ratify the Selection of Price Waterhouse LLP as Independent Public Accountants for its Current Fiscal Year.

                 For  253,402,175             Against    3,922,006